Exhibit 12.0

PFGI Capital Corporation

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31		June 12 to December 31,
(Dollars in Thousands)	2004	2003	2002
Income before income tax expense	$15,948	$16,869	$ 9,617
Fixed charges	12,788	12,788	5,541

Total income for computation	28,736	29,657	15,158
Total fixed charges	$12,788	$12,788	$ 5,541

Ratio of earnings to fixed charges	2.25x	2.32x	2.74x
Components of Fixed Charges:
Preferred stock dividends	$12,788	$12,788	$ 5,541